

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2012 DIVISION OF TRADING & MARKETS

SEC FILE NUMBER
8-15001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Keegan & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Front Street
(No. and Street)

Memphis (City) TN (State) 38103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles D. Maxwell 901-524-4100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

6410 Poplar Avenue, Suite 500 (Address) Memphis (City) TN (State) 38119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

We, R. Patrick Kruczek and Charles D. Maxwell, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Keegan & Company, Inc., as of December 31, 2011, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of the New York Stock Exchange, Inc.


Linda J. Harwood
State of Tennessee Notary Public
Shelby County, Tennessee

R. Patrick Kruczek
President and Chief Operating Officer

Charles D. Maxwell
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ■ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

The Board of Directors
Morgan Keegan & Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Keegan & Company, Inc. and subsidiary (the Company) as of December 31, 2011, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV, IV and VI is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2012

1201-1320748

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 145,120,736
Securities segregated for regulatory purposes, at fair value	211,500,000
Deposits with clearing organizations and others	77,362,183
Receivables from brokers, dealers and clearing organizations	165,364,935
Receivables from customers	336,912,943
Securities purchased under agreements to resell	198,891,225
Securities owned, at fair value	857,115,047
Furniture, equipment, and leasehold improvements, less allowances for depreciation and amortization of $62,343,706	29,266,083
Other assets	224,453,048
Total assets	$ 2,245,986,200
Liabilities and stockholder's equity	
Liabilities:	
Short-term borrowings	$ 28,420,500
Due to affiliate	12,386,048
Payables to brokers and dealers and clearing organizations	48,008,524
Payables to customers	394,332,795
Customer drafts payable	34,785,614
Securities sold under agreements to repurchase	252,712,229
Securities sold, not yet purchased, at fair value	255,629,543
Other liabilities	301,072,627
Total liabilities	1,327,347,880
Stockholder's equity:	
Common stock, par value $.625 per share: authorized shares 100,000,000; 29,404,235 issued and outstanding shares	18,377,647
Paid-in capital	44,335,196
Retained earnings	855,925,477
Total stockholder's equity	918,638,320
Total liabilities and stockholder's equity	$ 2,245,986,200

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Operations

Year Ended December 31, 2011

Revenues	
Commissions	$ 223,858,583
Principal transactions	365,113,278
Investment banking	221,101,428
Interest	35,670,210
Investment management fees	101,096,993
Other	60,458,510
	1,007,299,002
Expenses	
Compensation	626,136,557
Floor brokerage and clearance	13,923,654
Communications	66,982,274
Travel and promotional	20,346,700
Occupancy and equipment	47,105,861
Interest	5,601,560
Taxes, other than income taxes	30,041,460
Goodwill impairment loss	40,113,279
Other operating expenses	108,207,148
	958,458,493
Income before income taxes	48,840,509
Income tax expense	26,035,503
Net income	$ 22,805,006

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock		Additional Paid-in	Retained	Stockholder's
	Shares	**Amount**	**Capital**	**Earnings**	**Equity**
Balance at January 1, 2011	29,404,235	$ 18,377,647	$ 44,335,196	$833,120,471	$895,833,314
Net income	–	–	–	22,805,006	22,805,006
Balance at December 31, 2011	29,404,235	$ 18,377,647	$ 44,335,196	$855,925,477	$918,638,320

See accompanying notes.

Morgan Keegan & Company, Inc. and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2011

Operating activities		
Net income	$	22,805,006
Adjustments to reconcile net income to net provided by in operating activities:		
Depreciation and amortization		18,554,452
Loss on goodwill impairment		40,113,279
Deferred income taxes		8,233,859
(Increase) decrease in operating assets:		
Securities segregated for regulatory purposes, at fair value		(57,600,000)
Deposits with clearing organizations and others		(43,936,883)
Receivables from brokers and dealers and clearing organizations		92,584,514
Receivables from customers		62,687,530
Securities purchased under agreements to resell		(3,396,387)
Securities owned, at fair value		(59,996,302)
Other assets		(11,948,997)
Increase (decrease) in operating liabilities:		
Payables to brokers and dealers and clearing organizations		2,989,490
Payables to customers		70,458,445
Customer drafts payable		(14,212,413)
Securities sold under agreements to repurchase		75,748,573
Securities sold, not yet purchased, at fair value		81,981,426
Other liabilities		(80,365,431)
Net cash provided by operating activities		204,700,161
Investing activities		
Purchases of furniture, equipment, and leasehold improvements		(6,351,908)
Net cash used in investing activities		(6,351,908)
Financing activities		
Short-term borrowings		(66,648,750)
Due to affiliates		(12,522,163)
Net cash used in financing activities		(79,170,913)
Net increase in cash		119,177,340
Cash at beginning of year		25,943,396
Cash at end of year	$	145,120,736

Income tax payments totaled $28,529,865 in 2011. Interest payments totaled $5,601,560 in 2011.

See accompanying notes.

1. Description of the Company and Basis of Presentation

Morgan Keegan & Company, Inc. and Subsidiary (the "Company" or "Morgan Keegan") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Regions Financial Corporation, Inc. ("the Parent" or "Regions"). The Company provides a broad range of investment services to its clients from over 300 offices in 19 states. These services include the underwriting, distribution, trading and brokerage of equity and debt securities, as well as the sale of mutual funds and other investment products. In addition, the Company provides investment management services to its retail and institutional clients and trust services to its retail clients. The Company is a member of the Financial Industry Regulatory Authority and a member of certain principal exchanges.

The Consolidated Financial Statements include the accounts of the Company and its subsidiary, MK Asset, Inc., after elimination of all material intercompany balances and transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Financial Assets and Liabilities

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts, which because of the short-term nature of the financial instruments, approximate fair value. See Note 15 for discussion of determining fair value.

Securities Transactions

Proprietary securities transactions and related commission revenue and expense are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with related commissions and clearing expenses recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Securities

Securities owned and securities sold, not yet purchased are carried at fair value and unrealized gains and losses are reflected in current period operations.

Investment Banking

Management fees on investment banking transactions and selling concessions are recorded on the trade date. Underwriting fees are generally recorded on the date the underwriting syndicate is closed. Investment management fees are recorded when the services to be performed are completed.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of furniture, equipment and leasehold improvements.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company. Generally, this amount is in excess of the market value of securities-loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities-borrowed and securities-loaned transactions and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest balances on the Consolidated Statement of Operations.

2. Significant Accounting Policies (continued)

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the Consolidated Statement of Financial Condition and the respective interest income and expense amounts on the Consolidated Statement of Operations.

Goodwill

The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. In accordance with Accounting Standards Codification (ASC) 350, *Intangibles – Gooodwill and Other*, an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment as of October 1 of each fiscal year, unless circumstances dictate an interim assessment. Goodwill was fully impaired in 2011.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360, *Property, Plant and Equipment*, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2011.

Income Taxes

The Company utilizes the liability method of accounting for income taxes whereby deferred tax assets and liabilities are recorded by applying federal and state tax to cumulative temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

2. Significant Accounting Policies (continued)

Receivables from Customers

Receivables from customers include amounts arising from uncompleted transactions and from margin balances. Securities, which are owned by customers but held as collateral for receivables from customers, are not included in the consolidated financial statements.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations include amounts due on failed securities transactions, as well as open securities loaned or borrowed transactions.

Memberships in Exchanges

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost. Assessments of the potential impairment of carrying value are performed in accordance with ASC 360. There were no exchange membership impairments in 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Recently Adopted Application of Accounting Standards

In July 2010, the FASB issued Accounting Standards Update No. 2010-20, Receivables (Topic 310), related to disclosures about the credit quality of financing receivables and the allowance for credit losses. The amended guidance applies to all financing receivables except for short-term trade receivables and receivables measured at either fair value or the lower of cost or fair value. The objective of the amendment is disclosure of information that enables financial statement users to understand the nature of inherent credit risks, the entity's method of analysis and assessment of credit risk in estimating the allowance for credit losses, and the reasons for changes in both the receivables and allowances when examining a creditor's portfolio of financing receivables and its allowance for losses. The Company adopted this guidance as of December 31, 2011 for the disclosures related to end of period financial reporting. The adoption of this guidance did not have a material impact to the consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update No. 2010-28, *Intangibles – Goodwill and Other*. ASU 2010-28 describes the considerations entity's must give regarding whether it is more likely than not that goodwill impairment exists for each reporting unit with a zero or negative carrying amount. As a result, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of the qualitative factors that indicate goodwill is more likely than not impaired. The Company adopted the guidance in ASU 2010-28 on January 1, 2011. The adoption of the guidance did not have a material impact to the consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends ASC Topic 820, *Fair Value Measurement*. The purpose of ASU 2011-04 is to clarify the intent about the application of existing fair value measurement and disclosure requirements and to change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. We do not expect the provisions of ASU 2011-04 to have a material impact to our consolidated financial statements. This update will be effective for the Company on January 1, 2012 and the adoption of the guidance is not expected to have a material impact to the consolidated financial statements.

2. Significant Accounting Policies (continued)

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*, which amends ASC Topic 220, *Comprehensive Income*. The objective of ASU 2011-05 is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The update will require entities to present items of net income, items of other comprehensive income and total comprehensive income in one continuous statement or two separate consecutive statements, and entities will no longer be allowed to present items of other comprehensive income in the statement of stockholders' equity. Reclassification adjustments between other comprehensive income and net income will be presented separately on the face of the financial statements. This update will be effective for the Company on January 1, 2012 and the adoption of the guidance is not expected to have a material impact to the consolidated financial statements.

In August 2011, the FASB issued ASU 2011-08, *Intangibles — Goodwill and Other*, which amends ASC Topic 350, *Intangibles — Goodwill and Other*. The purpose of ASU 2011-08 is to simplify how an entity tests goodwill for impairment. Entities will assess qualitative factors to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value. In instances where the fair value is determined to be less than the carrying value, entities will perform the two-step quantitative goodwill impairment test. This update will be effective for the Company on January 1, 2012 and the adoption of the guidance is not expected to have a material impact to the consolidated financial statements.

3. Short-Term Borrowings

At December 31, 2011, the Company had total lines of credit with other financial institutions of $585 million, with expirations on various dates prior to December 31, 2012, under which $65 million could be borrowed on an unsecured basis. Outstanding balances against these lines of credit totaled $28.4 million at December 31, 2011. There were no compensating balances associated with these lines of credit. Secured amounts are collateralized by securities held in safekeeping at the respective financial institution. The lines bear interest at rates linked to the federal funds rate.

4. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2011 or during the year ended December 31, 2011.

5. Securities and Deposits with Clearing Organizations and Others

Securities owned for trading and other purposes consist of the following, at fair value:

	December 31, 2011
U.S. government obligations	$ 416,614,353
Corporate bonds	17,609,621
Stocks	181,084,360
State and municipal obligations	240,209,082
Banker's acceptances	1,597,631
	$ 857,115,047

State and municipal obligations include an issue with a par value of $12.7 million, which is recorded at an estimated fair value of $3.7 million at December 31, 2011, as determined by management of the Company, which is the amount expected to ultimately be recovered from the bonds. No interest income is being recorded on these bonds.

Deposits with clearing organizations and others consist of cash of $65.3 million and securities with a total fair value of $12.1 million at December 31, 2011.

Securities segregated for regulatory purposes consist of U.S. Government obligations with a total fair value of $211.5 million at December 31, 2011. These securities are on deposit in a special reserve bank account for the exclusive benefit of customers to satisfy the Company's reserve requirement under Rule 15c3-3 of the Securities and Exchange Commission.

5. Securities and Deposits with Clearing Organizations and Others (continued)

Securities sold, not yet purchased consist of the following, at fair value:

	December 31, 2011
U.S. government obligations	$ 234,254,817
Corporate bonds	15,692,577
Stocks	1,249,149
State and municipal obligations	2,000,000
Banker's acceptances	2,433,000
	$ 255,629,543

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

6. Receivables from Brokers, Dealers, and Clearing Organizations

Accounts with brokers, dealers and clearing organizations consist of the following:

	December 31, 2011
Receivables:	
Securities failed to deliver	$ 139,581,064
Due from clearing organizations	2,959,578
Securities borrowed	22,810,680
Other	13,613
	$ 165,364,935
Payables:	
Securities failed to receive	$ 40,194,776
Due to clearing organizations	155,489
Securities loaned	7,658,259
	$ 48,008,524

7. Leases

The Company leases office space, furniture and equipment under noncancelable leases expiring through 2020, with options to renew certain of the leases for up to an additional five years. Some of the office space leases contain escalation provisions. Total rental expense for the year ended December 31, 2011 was $30.6 million. Included in these totals are payments to related parties of $5.7 million.

Aggregate future annual minimum rental commitments for the years ending December 31 are as follows:

2012	$ 23,082,303
2013	22,448,066
2014	20,197,127
2015	18,746,404
2016	14,113,181
Thereafter	35,579,719
	$ 134,166,800

Future minimum rental commitments to related parties included in the amounts above total $8.2 million.

8. Commitments and Contingencies

At December 31, 2011, the Company had pledged $82.9 million in customer-owned securities to cover customer margin requirements with a clearing organization.

Regions and certain of its affiliates have been named in class-action lawsuits filed in federal and state courts on behalf of investors who purchased shares of certain mutual funds in the Regions Morgan Keegan Fund complex (the Funds) and shareholders of Regions. The Funds were formerly managed by Morgan Asset Management, Inc. (MAM). The complaints contain various allegations, including claims that the Funds and the defendants misrepresented or failed to disclose material facts relating to the activities of the Funds. No class has been certified and, at this stage of the lawsuits, Regions cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposures, if any. However, it is possible that an adverse resolution of these matters may be material to the Company's consolidated financial position or results of operations.

8. Commitments and Contingencies (continued)

Certain of the shareholders in the Funds and other interested parties have entered into arbitration proceedings and individual civil claims, in lieu of participating in the class action lawsuits. Although it is not possible to predict the ultimate resolution or financial liability with respect to these contingencies, management currently believes that the outcome of these proceedings will not have a material effect on Company's consolidated financial position or results of operations.

On April 7, 2010, the Company, MAM and two employees were charged by the Securities and Exchange Commission (SEC) for allegedly failing to establish and maintain adequate procedures for the pricing of portfolio securities for the Funds, publishing inaccurate net asset values for the Funds and intentionally manipulating the prices of the Funds' portfolio securities. At the same time, four states, Alabama, Kentucky, Mississippi, and South Carolina, instituted administrative charges against the Company, MAM and four employees alleging sales practice violations in the marketing and sale of the Funds. Additionally, FINRA instituted administrative proceedings regarding sales literature related to the Funds. On June 22, 2011, the Company, MAM and two employees settled all charges related to the Funds. The settlement called for a payment of $210 million, the vast majority of which was to be paid into a Fair Fund for the benefit of investors. The settlement amount had been previously reserved. Based on management's evaluation of the related underlying activities and responsibilities outlined in the settlement, the Company paid $35 million while other unconsolidated entities paid the remaining balance.

In March 2009, Morgan Keegan received a Wells notice from the SEC's Atlanta Regional Office related to auction rate securities (ARS) indicating that the SEC staff intended to recommend that the Commission take civil action against the Company. On July 21, 2009, the SEC filed a complaint in United States District Court for the Northern District of Georgia against the Company alleging violations of the federal securities laws in connection with ARS that Morgan Keegan underwrote, marketed and sold. On June 28, 2011, the Court granted Morgan Keegan's Motion for Summary Judgment, dismissing the case brought by the SEC. The SEC has appealed the dismissal to the U.S. Court of Appeals. Beginning in February 2009, the Company commenced a voluntary program to repurchase ARS that it underwrote and sold to the firm's customers, and extended that repurchase program on October 1, 2009 to include certain ARS that were sold by Morgan Keegan to its customers but were underwritten by other firms.

8. Commitments and Contingencies (continued)

As of December 31, 2011, customers of Morgan Keegan owned approximately $675 thousand in ARS at par value and Morgan Keegan held approximately $135.1 million of ARS, at fair value on its balance sheet. On July 21, 2009, the Alabama Securities Commission issued a "Show Cause" order to the Company arising out of the ARS matter that is the subject of the SEC complaint described above. The order requires Morgan Keegan to show cause why its registration as a broker-dealer should not be suspended or revoked in the State of Alabama and also why it should not be subject to disgorgement, repurchasing all ARS sold to Alabama residents and payment or costs and penalties. Although it is not possible to predict the ultimate resolution or financial liability with respect to the ARS matter, management currently believes that the outcome of this matter will not have a material effect on the Company's business, consolidated financial position or results of operations.

The Company is also involved in other litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

9. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Parent allocates federal income taxes on a separate return basis. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

9. Income Taxes (continued)

Significant components of the provision for income taxes for the year ended December 31, 2011, are as follows:

Federal:	
Current	$ 15,896,041
Deferred	7,709,606
	23,605,647
State:	
Current	1,905,603
Deferred	524,253
	2,429,856
Income tax benefit	$ 26,035,503

The reconciliation of income expense to tax computed at the U.S. statutory tax rate is:

	Year Ended December 31, 2011	
	Amount	**Percent**
Federal statutory rate applied to pretax earnings	$ 17,094,178	35.0%
State and local taxes, less federal income tax benefit	1,579,406	3.2
Nontaxable interest, less nondeductible interest expense	(1,932,230)	(4.0)
Non-deductible reserve	3,500,000	7.2
Non-deductible goodwill write-down	3,201,520	6.6
Meals and entertainment	798,089	1.6
Adjustment to prior year provision	(529,143)	(1.1)
Deferred true-up	4,491,732	9.7
FIN 48	(1,884,564)	(3.9)
Other – net	(283,485)	(1.0)
	$ 26,035,503	53.3%

9. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2011, are as follows:

Deferred tax assets:	
Deferred compensation	$ 44,702,761
Litigation reserves	20,971,598
Intangibles	10,079,230
Other	6,390,624
Deferred tax asset	82,144,213
Deferred tax liabilities:	
Depreciation and related items	2,413,348
Other	305,603
Deferred tax liability	2,718,951
Net deferred tax assets	$ 79,425,262

Net deferred tax assets are included in other assets on the Consolidated Statement of Financial Condition. Management has evaluated the need for a valuation allowance for all or a portion of the deferred tax assets and concluded that no valuation allowance was necessary.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*, which requires that only benefits from tax positions that are more-likely-than-not of being sustained upon examination should be recognized in the financial statements. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2010	$ 1,884,564
Additions	–
Subtractions	(1,884,564)
Balance at December 31, 2011	$ –

10. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements where the Company sells securities owned to a counterparty with an obligation to repurchase the securities sold. These repurchase transactions are reflected as liabilities in the Consolidated Statement of Financial Condition. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Consolidated Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company. Government securities segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission represents securities purchased under an agreement to resell of $211.5 million at December 31, 2011.

The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are principally primary dealers of U.S. government securities and financial institutions.

11. Employee Benefit Plans

The Company makes discretionary contributions to its 401(k) defined contribution plan covering substantially all employees. Total expense related to the 401(k) plan for the year ended December 31, 2011 was $5.3 million.

The Company also makes discretionary restricted compensation awards, which vest and are amortized over the restriction period, generally five years. Total expense related to these awards for the year ended December 31, 2011 was $30.0 million.

12. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill included in Other Assets on the Consolidated Statement of Financial Condition are as follows:

Balance at January 1, 2010	$ 40,113,279
Additions	–
Impairment charges	(40,113,279)
Balance at December 31, 2011	$ –

Subsequent to the Company's annual impairment test, the Company determined that there were significant indicators to require the performance of an interim impairment test. Based upon the general economic environment impacting the financial services and brokerage industry, the Company's estimated fair value was negatively impacted, requiring the Company to perform Step 2 of the goodwill impairment test. Based on the estimated fair value of equity derived in Step 1 of the goodwill impairment test, which was comprised of a combination of the income and market approaches, and the estimated fair value of the assets and liabilities in Step 2, the Company recorded an impairment charge of all of its goodwill on December 31, 2011.

Intangible assets, which are included in Other Assets on the Consolidated Statement of Financial Condition, consist of the following:

Customer lists	$ 22,416,000
Employment contracts	11,782,012
Total amortizable intangible assets	34,198,012
Less: accumulated amortization	26,301,174
Net amortizable intangible assets	$ 7,896,838

12. Goodwill and Intangible Assets (continued)

Total amortization expense related to these assets for the year ended December 31, 2011, was $3,615,801. Estimated aggregate amortization expense for each of the succeeding four fiscal years is as follows:

Year Ending:	
2012	$ 1,085,800
2013	1,085,800
2014	819,400
2015	819,400
2016	819,400

13. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternate method of the rule, which prohibits a broker-dealer from engaging in any securities transactions when its net capital, as defined, is less than 2% of its aggregate debit balances arising from customer transactions. The SEC may also require a member to reduce its business and restrict withdrawal of capital if its net capital is less than 4% of aggregate debit balances, and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than 5% of aggregate debit balances.

At December 31, 2011, the Company had net capital of $550.9 million which was 142% of its aggregate debit balances and $543.0 million in excess of the 2% net capital requirement.

14. Related-Party Transactions

Amount due to affiliates at December 31, 2011 represents approximately $12.4 million which arose in the normal course of business. Included in the balance is $21.3 million payable to the Parent for payroll expenditures, offset by income tax payments made on behalf of unconsolidated affiliates.

14. Related-Party Transactions (continued)

At December 31, 2011, the Company had approximately $25.7 million on deposit with the Parent, which is included in Cash on the Consolidated Statement of Financial Condition. The Company also receives income from the Parent related to money fund balances and other fees. For the year ended December 31, 2011, the Company had received approximately $18.0 million of fee income from the Parent. The majority of this income is included in Investment Management Fees on the Consolidated Statement of Operations.

The Parent allocates a percentage of its general and administrative expenses to Morgan Keegan monthly based on the amount of support provided by the Parent to Morgan Keegan. For the year ended December 31, 2011, the amount of general and administrative costs allocated by the Parent to Morgan Keegan was $3.5 million. Management believes this amount represents a market rate for the services provided through this allocation process.

15. Fair Value of Financial Instruments

The Company defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a hierarchy of valuation inputs to measure fair value.

The hierarchy prioritizes the inputs into three broad levels

- *Level 1:* where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume);

- *Level 2:* where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market; and

- *Level 3*: where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

15. Fair Value of Financial Instruments (continued)

Items Measured at Fair Value on a Recurring Basis

Securities owned and securities sold, not yet purchased are recorded at fair value on a recurring basis. These items primarily consist of U.S. Treasuries, mortgage-backed and asset-backed securities, municipal bonds and equity securities. The Company uses quoted market prices of identical assets on active exchanges, or Level 1 measurements. Where such quoted market prices are not available, the Company typically employs quoted market prices of similar instruments (including matrix pricing) and/or discounted cash flows to estimate a value of these securities, or Level 2 measurements. Level 2 discounted cash flow analyses are typically based on market observable interest rates, prepayment speeds and/or option adjusted spreads. Level 3 measurements include discounted cash flow analyses based on assumptions that are not readily observable in the market place. Such assumptions include projections of future cash flows, including loss assumptions, and discount rates.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities segregated for regulatory purposes U.S. government obligations*	$ –	$211,500,000	$ –	$ 211,500,000
Total securities segregated for regulatory purposes	$ –	$211,500,000	$ –	$ 211,500,000
Securities owned U.S. government obligations*	$ –	$ 366,015,733	$ 50,598,620	$ 416,614,353
Corporate bonds	–	17,609,621	–	17,609,621
Stocks	181,084,360	–	–	181,084,360
State and municipal obligations	–	101,456,882	138,752,200	240,209,082
Banker's acceptances	–	–	1,597,631	1,597,631
Total securities owned	$ 181,084,360	$ 485,082,236	$ 190,948,451	$ 857,115,047

15. Fair Value of Financial Instruments (continued)

	Level 1	Level 2	Level 3	Fair Value
Liabilities				
Securities sold, not yet purchased				
U.S. government obligations *	$ –	$ 229,732,317	$ 4,522,500	$ 234,254,817
Corporate bonds	–	15,692,577	–	15,692,577
Stocks	1,249,149	–	–	1,249,149
State and municipal obligations	–	2,000,000	–	2,000,000
Banker's acceptances	–	–	2,433,000	2,433,000
Total securities sold, not yet purchased	$ 1,249,149	$ 247,424,894	$ 6,955,500	$ 255,629,543

* U.S. government obligations include mortgage-backed securities issued by government sponsored institutions such as FNMA, FHLMC and GNMA.

Assets and liabilities in all levels could result in volatile and material price fluctuations. Realized and unrealized gains and losses on Level 3 assets represent only a portion of the risk to market fluctuations in the Company's balance sheet.

15. Fair Value of Financial Instruments (continued)

The following table illustrates a rollforward for all assets and (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2011:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 Measurements Only)	
	Securities Owned	Securities Sold, Not Yet Purchased
Beginning balance, January 1, 2011	$ 228,342,560	$ (9,379,097)
Total gains/(losses) realized and unrealized included in earnings	9,571,486	271,029
Purchases and issuances	9,459,407,646	55,474,077
Settlements and sales	(9,507,502,330)	(53,321,509)
Transfers in and/or out of Level 3, net	1,129,089	–
Ending balance, December 31, 2011	$ 190,948,451	$ (6,955,500)

15. Fair Value of Financial Instruments (continued)

The following table details the presentation of both realized and unrealized gains and losses recorded in earnings for Level 3 assets and liabilities for the twelve months ended December 31, 2011:

	Total Gains and Losses (Level 3 measurements only)	
	Securities Owned	Securities sold, not yet purchased
Classifications of gains/(losses) both realized and unrealized included in earnings for the period:		
Principal transactions	$ 9,571,486	$ 271,029
Total realized and unrealized gains (losses)	$ 9,571,486	$ 271,029

The following table details the presentation of only unrealized gains and losses recorded in earnings for Level 3 assets and liabilities at December 31, 2011:

	Securities Owned	Securities Sold, Not Yet Purchased
The amount of total gains and losses for the period included in earnings, attributable to the change in unrealized gains/(losses) relating to assets and liabilities still held at December 31, 2011:		
Principal transactions	$ (37,282)	$ (24,921)
Total unrealized gains (losses)	$ (37,282)	$ (24,921)

16. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

Financial instruments recorded at fair value on the Company's Consolidated Statement of Financial Condition include securities owned and sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's activities involve the execution, settlement and financing of various securities transactions, including customer transactions. Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's or contra party's ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

If another party to the transaction fails to perform as agreed (such as failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company maintains cash deposits in various financial institutions, several of which include amounts in excess of amounts insured by the Federal Deposit Insurance Corporation.

16. Financial Instruments With Off-Balance Sheet Risk and Credit Risk (continued)

In the normal course of business, the Company enters into underwriting and forward and future commitments. At December 31, 2011, the contract amount of future contracts to purchase and sell municipal securities was approximately $305 thousand. The Company typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the Company's financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

Additionally, in the normal course of business, the Company enters into transactions for delayed delivery, to-be-announced (TBA) securities which are recorded on the Consolidated Statement of Financial Condition at fair value. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

While the Company regularly participates in the trading of some derivative securities for its customers, this trading is not a significant portion of the Company's business.

17. Subsequent Events

On January 11, 2012, Regions entered into a definitive agreement to sell the Company and other unconsolidated affiliates to Raymond James Financial, Inc. for $930 million after the declaration of a $250 million dividend to Regions (subject to regulatory approval). The transaction is expected to close by March 31, 2012.

Supplemental Information

Morgan Keegan & Company, Inc. and Subsidiary

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Total stockholder's equity (from Statement of Financial Condition)	$ 918,638,320
Deductions:	
Nonallowable assets:	
Memberships in exchanges, at cost	2,250
Furniture, equipment, and leasehold improvements, less allowance for depreciation and amortization of $62,343,706 at December 31, 2011	29,266,083
Dividends receivable outstanding longer than 30 days from the payable date	6,250
Aged fails to deliver	254,852
Unsecured customer debit balances	3,334,609
Other assets	233,440,373
Other deductions and/or charges	24,748,518
Securities not readily marketable	8,947,900
Net capital before haircuts on securities positions	618,637,485
Haircuts on securities positions:	
Corporate obligations	1,873,575
U.S. Government and agency obligations	16,700,014
State and municipal government obligations	8,501,683
Stocks	40,485,662
Options and other	189,559
	67,750,493
Net capital	$ 550,886,992
Aggregate debit items as shown in formula for reserve requirement	$ 389,312,308
Minimum net capital required (greater of $1,500,000 or 2% of aggregate debit items plus supplemental requirements)	$ 7,893,109
Excess net capital	$ 542,993,883
Net capital in excess of:	
4% of aggregate debit items	$ 535,314,500
5% of aggregate debit items	$ 531,421,377
Percentage of net capital to aggregate debit items	142%

No material differences exist between the computation above and the corresponding computation in the unaudited Form X-17A-5, Part II, as amended on February 23, 2012.

Morgan Keegan & Company, Inc. and Subsidiary

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Credit balance	
Free credit balances and other credit balances in customers' security accounts	$ 416,914,831
Monies borrowed collateralized by securities carried for the accounts of customers	29,680,580
Monies payable against customers' securities loaned	7,658,258
Customers' securities failed to receive	38,541,567
Credit balances in firm accounts which are attributable to principal sales to customers	5,441,627
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	2,348,803
Other	11,853,364
Total credit items	$ 512,439,030
Debit balances	
Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 329,001,879
Securities borrowed to cover short sales by customers	2,526,849
Failed to deliver of customers' securities not older than 30 calendar days	30,185,000
Margin required with Options Clearing Corporation	27,598,580
Aggregate debit items	389,312,308
Less 3%	(11,679,369)
Total debit items	377,632,939
Excess of credits over debits	$ 134,806,091
Amount on deposit in special reserve bank account	$ 211,500,000

No material differences exist between the computation above and the corresponding computation in the unaudited Form X-17A-5, Part II, as amended on February 23, 2012.

Note – As of December 31, 2011 the Company was able by the above computation to withdraw up to $76,693,909. On January 4, 2012, a total of $58,600,000 was withdrawn from the reserve, making the balance $152,900,000, which was $18,093,909 in excess of the requirement noted above.

Morgan Keegan & Company, Inc. and Subsidiary

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2011

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	None $ –
Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3).	None $ –

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2011

For the year ended December 31, 2011, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

December 31, 2011

For the year ended December 31, 2011, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.

Schedule VI

Morgan Keegan & Company, Inc. and Subsidiary

Statement Regarding the Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2011

For the year ended December 31, 2011, the Company did not engage in any business as a futures commission merchant; therefore, it did not hold any deposits for customers or non-customers.



Ernst & Young LLP
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

The Board of Directors
Morgan Keegan & Company, Inc.

In planning and performing our audit of the consolidated financial statements of Morgan Keegan & Company, Inc. and subsidiary (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Future Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets.



This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.



Ernst & Young

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commissions merchants, and, is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2012